UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31678A103

(CUSIP Number)

November 6, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A103
1)	Names of Reporting Persons: Genworth Life Insurance Company
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each) Person With	5)	Sole Voting Power 0 (See Item 4 of this Schedule 13G.)
	6)	Shared Voting Power 1,472,379 (See Item 4 of this Schedule 13G.)
	7)	Sole Dispositive Power 0 (See Item 4 of this Schedule 13G.)
	8)	Shared Dispositive Power 1,472,379 (See Item 4 of this Schedule 13G.)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,379 shares (See Item 4 of this Schedule 13G.)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 4.6% (See Item 4 of this Schedule 13G.)
12)	Type of Reporting Person (See Instructions) IC

CUSIP No. 31678A103
1)	Names of Reporting Persons: Genworth North America Corporation
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each) Person With	5)	Sole Voting Power 0 (See Item 4 of this Schedule 13G.)
	6)	Shared Voting Power 1,472,379 (See Item 4 of this Schedule 13G.)
	7)	Sole Dispositive Power 0 (See Item 4 of this Schedule 13G.)
	8)	Shared Dispositive Power 1,472,379 (See Item 4 of this Schedule 13G.)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,379 shares (See Item 4 of this Schedule 13G.)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 4.6% (See Item 4 of this Schedule 13G.)
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 31678A103
1)	Names of Reporting Persons: Genworth Financial, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each) Person With	5)	Sole Voting Power 0 (See Item 4 of this Schedule 13G.)
	6)	Shared Voting Power 1,472,379 (See Item 4 of this Schedule 13G.)
	7)	Sole Dispositive Power 0 (See Item 4 of this Schedule 13G.)
	8)	Shared Dispositive Power 1,472,379 (See Item 4 of this Schedule 13G.)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,379 shares (See Item 4 of this Schedule 13G.)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 4.6% (See Item 4 of this Schedule 13G.)
12)	Type of Reporting Person (See Instructions) HC

ITEM 1.	(A)	NAME OF ISSUER:

Fifth Street Finance Corp.

	(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE

10 Bank Street Suite 1210 White Plains, NY 10606

ITEM 2.	(A)	NAME OF PERSONS FILING:

Genworth Life Insurance Company (“GLIC”) Genworth North America Corporation (“GNA Corp.”) Genworth Financial, Inc. (“Genworth Financial”)

GNA Corp. is the direct parent of GLIC and Genworth Financial is the direct parent of GNA Corp. and the indirect parent of GLIC. An agreement among GLIC, GNA Corp. and Genworth Financial that this statement be filed on behalf of each of them is attached hereto as Exhibit 99.1.

	(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Genworth Life Insurance Company 6620 West Broad Street Richmond, VA 23230

Genworth North America Corporation 6620 West Broad Street Richmond, VA 23230

Genworth Financial, Inc. 6620 West Broad Street Richmond, VA 23230

	(C)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Genworth Life Insurance Company – Delaware Genworth North America Corporation – Washington Genworth Financial, Inc. – Delaware

	(D)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Stock”)

	(E)	CUSIP NUMBER

31678A103

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated by reference.

As of the date of this report, GLIC was the direct beneficial owner of 1,472,379 shares of Common Stock of the Issuer, representing approximately 4.6% of the shares of Common Stock outstanding (based on 32,302,097 shares reported as outstanding as of July 31, 2009 by the Issuer in its quarterly report on Form 10-Q filed on August 5, 2009).

GNA Corp., as the direct parent of GLIC, and Genworth Financial, as the direct parent of GNA Corp. and indirect parent of GLIC, may be deemed to beneficially own the shares of Common Stock directly owned by GLIC.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

ITEM 10.	CERTIFICATION

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

Genworth Life Insurance Company

By:	/S/ PATRICIA MERRILL*
Name:	Patricia Merrill
As Attorney-in-Fact

Genworth North America Corporation

By:	/S/ PATRICIA MERRILL**
Name:	Patricia Merrill
As Attorney-in-Fact

Genworth Financial, Inc.

By:	/S/ PATRICIA MERRILL***
Name:	Patricia Merrill
As Attorney-in-Fact

*	Evidence of Power of Attorney was filed as Exhibit 24.3 with the Form 3 filed on June 11, 2008 and is incorporated by reference into this filing.
**	Evidence of Power of Attorney was filed as Exhibit 24.2 with the Form 3 filed on June 11, 2008 and is incorporated by reference into this filing.
***	Evidence of Power of Attorney was filed as Exhibit 24.1 with the Form 3 filed on June 11, 2008 and is incorporated by reference into this filing.